UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2026

Lim Say Wei
Chief Executive Officer
Magnitude International Ltd
27 Woodlands Industrial Park E1
#03-15 (Lobby B) Hiangkie Industrial Building
Singapore 757718

Re: Magnitude International Ltd
Form 20-F for the fiscal year ended April 30, 2025
File No. 001-42770

Dear Lim Say Wei:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction